新世界發展有限公司
New World Development Company Limited

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

March 9, 2004

04010722

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Circular dated March 5, 2004 in connection with Proposed Rights Issue in the proportion of two Rights Shares for every five shares held at HK$5.40 per Rights Share and Proposed increase in Authorised Share Capital of the Company for your file.

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

Encl.
MP/jc
c.c. Ms Ellen Lin - The Bank of New York

3/22

香港中環皇后大道中18號新世界大廈30樓 電話 (852) 2523 1056 傳真 (852) 2810 4673
30/F New World Tower, 18 Queen's Road Central, Hong Kong Tel (852) 2523 1056 Fax (852) 2810 4673

新世界發展有限公司
New World Development Company Limited

04 MAR 22 AM 7:21

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

March 10, 2004

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated March 9, 2004 in connection with the Completion of the Proposed Share Exchange between the Company and NWS Holdings Limited in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)

NWSH
新創建集團有限公司*
NWS Holdings Limited
(incorporated in Bermuda with limited liability)

CONNECTED TRANSACTION

DISCLOSEABLE AND CONNECTED TRANSACTION

COMPLETION OF THE PROPOSED SHARE EXCHANGE

SUMMARY

The directors of NWD and NWSH are pleased to announce that the completion of the Proposed Share Exchange took place on 9 March 2004. Each of CTF and NWSH now indirectly owns 50% of the total issued share capital of Merryhill which in turn holds, among other investments, the Citybus Group and the NWFH Group.

Reference is made to the announcements made jointly by NWD and NWSH dated 8 December 2003 and 8 January 2004 (the "**Joint Announcements**") and to the shareholders' circular of each of NWD and NWSH dated 23 December 2003 (the "**Circulars**"), which set out the details of the Proposed Share Exchange. Unless otherwise defined, terms used in this announcement shall have the same meanings as those defined in the Joint Announcements and the Circulars.

The directors of NWD and NWSH are pleased to announce that the completion of the Proposed Share Exchange took place on 9 March 2004. The Proposed Share Exchange was effected by various transactions including, inter alia, the completion of the Share Exchange Agreement and the signing of the Shareholders Agreement. Each of CTF and NWSH now indirectly owns 50% of the total issued share capital of Merryhill which in turn holds, among other investments, the Citybus Group and the NWFH Group.

By Order of the Board
New World Development Company Limited
Leung Chi Kin, Stewart
Company Secretary

By Order of the Board
NWS Holdings Limited
Dr. Cheng Kar Shun, Henry
Chairman

Hong Kong, 9 March 2004

* *For identification purposes only*

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)

NWSH
新創建集團有限公司*
NWS Holdings Limited
(incorporated in Bermuda with limited liability)

CONNECTED TRANSACTION

DISCLOSEABLE AND CONNECTED TRANSACTION

COMPLETION OF THE PROPOSED SHARE EXCHANGE

SUMMARY

The directors of NWD and NWSH are pleased to announce that the completion of the Proposed Share Exchange took place on 9 March 2004. Each of CTF and NWSH now indirectly owns 50% of the total issued share capital of Merryhill which in turn holds, among other investments, the Citybus Group and the NWFH Group.

Reference is made to the announcements made jointly by NWD and NWSH dated 8 December 2003 and 8 January 2004 (the "**Joint Announcements**") and to the shareholders' circular of each of NWD and NWSH dated 23 December 2003 (the "**Circulars**"), which set out the details of the Proposed Share Exchange. Unless otherwise defined, terms used in this announcement shall have the same meanings as those defined in the Joint Announcements and the Circulars.

The directors of NWD and NWSH are pleased to announce that the completion of the Proposed Share Exchange took place on 9 March 2004. The Proposed Share Exchange was effected by various transactions including, inter alia, the completion of the Share Exchange Agreement and the signing of the Shareholders Agreement. Each of CTF and NWSH now indirectly owns 50% of the total issued share capital of Merryhill which in turn holds, among other investments, the Citybus Group and the NWFH Group.

By Order of the Board
New World Development Company Limited
Leung Chi Kin, Stewart
Company Secretary

By Order of the Board
NWS Holdings Limited
Dr. Cheng Kar Shun, Henry
Chairman

Hong Kong, 9 March 2004

* *For identification purposes only*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **New World Development Company Limited**, you should at once hand this circular and the accompanying form of proxy to the purchaser or other transferee or to the bank, the licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares in New World Development Company Limited.

新世界發展有限公司

New World Development Company Limited

(incorporated in Hong Kong with limited liability)

PROPOSED RIGHTS ISSUE
IN THE PROPORTION OF
TWO RIGHTS SHARES FOR EVERY FIVE SHARES HELD
AT HK$5.40 PER RIGHTS SHARE
AND
PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL

Underwriters

周大福 CHOW TAI FOOK | HSBC | UBS Investment Bank

A notice convening an extraordinary general meeting of New World Development Company Limited to be held at Meeting Room 406, Level 4, Hong Kong Convention & Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong at 10:00 a.m. on Monday, 22nd March, 2004 is set out on pages 18 and 19 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy to the registered office of the Company at 30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong as soon as possible and in any event by no later than 48 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy shall not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

It should be noted that the Underwriting Agreement (as defined herein) contains provisions granting HSBC (as defined herein) and UBS Investment Bank (as defined herein) the right to terminate the Underwriting Agreement if certain events (including force majeure) happen at any time prior to 5:00 p.m. on the second Business Day after the latest date for acceptance of entitlements to subscribe for the Rights Shares. For this purpose, force majeure events include the occurrence, coming into effect or becoming public knowledge any events or circumstances concerning or relating to (whether or not foreseeable) (1) any significant change in the local, national or international financial, political, military, industrial, economic, legal, fiscal, regulatory or securities market conditions or currency exchange rates or exchange controls the effect of which in the opinion of HSBC and UBS Investment Bank (i) is or may be materially adverse to, or prejudicially affect, the Group or its prospects; (ii) is or may be material in the context of the Rights Issue; or (iii) is or may prejudicially affect the success of the Rights Issue, or may make it inadvisable to proceed with the Rights Issue; (2) the declaration of a banking moratorium by Hong Kong authorities; (3) any moratorium, suspension or material restriction on trading in securities generally on The Stock Exchange of Hong Kong Limited and/or the New York Stock Exchange; (4) any new law or regulation or any change in existing laws or regulations which in the opinion of HSBC and UBS Investment Bank has or is likely to have a material adverse effect on the financial position of the Group as a whole. In the event that HSBC and UBS Investment Bank exercise such right to terminate the Underwriting Agreement, the proposed Rights Issue will not proceed. For further details, please refer to the section headed "Termination of the Underwriting Agreement under Force Majeure" as set out on page 5 of this circular. Existing Shares are expected to be dealt in on an ex-rights basis from Thursday, 11th March, 2004. Dealings in the Rights Shares in nil-paid form are expected to take place from Wednesday, 24th March, 2004 to 31st March, 2004 (both days inclusive). Any person dealing in the Shares and/or nil-paid Rights Shares during such periods will bear the risk that the proposed Rights Issue may not become unconditional and may not proceed. Any person who is in any doubt about his position is recommended to consult his professional adviser.

5th March, 2004

CONTENTS

RESPONSIBILITY STATEMENT

The issue of this circular has been approved by the Directors. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

The English text of this circular and form of proxy shall prevail over the Chinese text.

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Announcement"	the press announcement dated 13th February, 2004 released by the Company in connection with, inter alia, the proposed Rights Issue;
"Board"	board of Directors;
"Business Day"	a day (excluding Saturday) on which commercial banks in Hong Kong are generally open for and carrying on banking business in Hong Kong;
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC;
"Company"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange;
"Company Ordinance"	Companies Ordinance (Chapter 32 of the Laws of Hong Kong);
"Completion"	completion of the proposed Rights Issue;
"Convertible Bonds"	the US$350,000,000 3 per cent. convertible guaranteed bonds due 2004 issued by New World Capital Finance Limited (a wholly-owned subsidiary of the Company) in 1999 and convertible into Shares at the initial conversion price of HK$24.60 per share at any time after 9th August, 1999 up to the close of business on 9th May, 2004 and such outstanding convertible bonds, which will be redeemed at 123.104% of their principal amount together with accrued interest on 9th June, 2004, are listed on the Luxembourg Stock Exchange;
"Directors"	the directors of the Company;
"Excess Application Form(s)"	application form(s) for excess Rights Shares;
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to approve the Rights Issue and the increase in the authorised share capital of the Company to be held on Monday, 22nd March, 2004 at 10:00 a.m. at Meeting Room 406, Level 4, Hong Kong Convention & Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong, notice of which is set out on pages 18 and 19 of this circular;
"Final Acceptance Date"	6th April, 2004, being the last date for acceptance and payment in respect of provisional allotments under the Rights Issue, provided that if on such date a Storm Warning is issued in Hong Kong at any time between 9:00 a.m. and 4:00 p.m. then references to the "Final Acceptance Date" shall mean the first Business Day thereafter on which no Storm Warning remains issued at any time between 9:00 a.m. and 4:00 p.m.;
"Government"	the Government of Hong Kong;

"Group"	the Company and its subsidiaries;
"HKSCC"	Hong Kong Securities Clearing Company Limited;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"HSBC"	The Hongkong and Shanghai Banking Corporation Limited;
"Latest Practicable Date"	1st March, 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information herein;
"Latest Termination Time"	5:00 p.m. on the second Business Day immediately following the Final Acceptance Date;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Major Shareholder"	Chow Tai Fook Enterprises Limited, a company incorporated in Hong Kong with limited liability which, as at the Latest Practicable Date, beneficially owned approximately 35.26% of the total issued share capital of the Company;
"Major Shareholder's Subsidiaries"	subsidiaries of the Major Shareholder which are beneficially interested in the Shares, namely, Anderson & Kirkwood Limited, Wing Fung Development Limited, Yu Yek Enterprises Company Limited and Fook Hop Securities Company Limited;
"Non-Qualifying Shareholders"	the Shareholders whose names appear on the register of members of the Company on the Record Date but whose addresses as shown on the register of members of the Company are outside Hong Kong;
"Notice"	the notice of the Extraordinary General Meeting which is set out on pages 18 and 19 of this circular;
"PRC"	the People's Republic of China;
"Prospectus"	the prospectus to be issued by the Company in relation to the Rights Issue;
"Prospectus Documents"	the Prospectus, the Provisional Allotment Letter and the Excess Application Form;
"Provisional Allotment Letter(s)"	provisional allotment letter(s) for the Rights Shares;
"Qualifying Shareholder(s)"	the Shareholder(s) whose name(s) appear(s) on the register of members of the Company on the Record Date and whose address(es) as shown on the register of members of the Company on the Record Date are in Hong Kong;
"Record Date"	22nd March, 2004, being the date by reference to which entitlements to the Rights Issue will be determined;

"Rights Issue"	the proposed issue by the Company of the Rights Shares at HK$5.40 per Rights Share by way of rights on the basis of two Rights Shares for every five Shares held on the Record Date and otherwise on the terms and subject to the conditions set out in the Underwriting Agreement;
"Rights Shares"	not less than 987,817,877 new Shares and no more than 1,031,232,719 new Shares to be issued under the Rights Issue;
"Share(s)"	share(s) of HK$1.00 each in the share capital of the Company;
"Shareholder(s)"	holder(s) of Shares(s);
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Storm Warning"	either a tropical cyclone warning signal number 8 or above or a "black" rainstorm warning signal;
"Subscription Price"	HK$5.40 per Rights Share payable upon acceptance;
"UBS Investment Bank"	UBS AG, Hong Kong Branch;
"Underwriters"	HSBC, UBS Investment Bank and the Major Shareholder;
"Underwriting Agreement"	the underwriting agreement dated 13th February, 2004 and entered into between the Company and the Underwriters in relation to the Rights Issue; and
"$", "HK$" and "cents"	Hong Kong dollars and cents.

TERMINATION OF THE UNDERWRITING AGREEMENT UNDER FORCE MAJEURE

It should be noted that the Underwriting Agreement contains provisions granting HSBC and UBS Investment Bank the right to terminate the Underwriting Agreement if certain events (including force majeure) happen at any time prior to 5:00 p.m. on the second Business Day after the latest date for acceptance of entitlements to subscribe for the Rights Shares.

For this purpose, force majeure events include the occurrence, coming into effect or becoming public knowledge any events or circumstances relating to or concerning (whether or not foreseeable):

(1) any significant change, or otherwise having a material adverse effect on (whether or not permanent) in the local, national or international financial, political, military, industrial, economic, legal, fiscal, regulatory or securities market matters or conditions or currency exchange rates or exchange controls (including without limitation, any declaration by the People's Republic of China, Hong Kong, the United Kingdom of Great Britain and Northern Ireland or the United States of America of a national emergency, any outbreak or escalation of hostilities, any risks of terrorism, or any other epidemics, calamity or crisis, in any of those places), the effect of which in the opinion of HSBC and UBS Investment Bank (i) is or may be materially adverse to, or prejudicially affect, the Group or its prospects; (ii) is or may be material in the context of the Rights Issue; or (iii) is or may prejudicially affect the success of the Rights Issue, or may make it inadvisable or inexpedient to proceed with the Rights Issue;

(2) the declaration of a banking moratorium by Hong Kong authorities;

(3) any moratorium, suspension or material restriction on trading in shares or securities generally on The Stock Exchange of Hong Kong Limited and/or the New York Stock Exchange;

(4) any suspension of dealings in the shares of the Company for a period of over 3 consecutive Business Days (other than as a result of announcing the Rights Issue); or

(5) any new law or regulation or any change in existing laws or regulations which in the opinion of HSBC and UBS Investment Bank has or is likely to have a material adverse effect on the financial position of the Group as a whole.

Please also refer to the paragraph headed "Termination of the Underwriting Agreement" in the Letter from the Board in this circular for details of other events or matters which will entitle HSBC and UBS Investment Bank to terminate the Underwriting Agreement.

In the event that HSBC and UBS Investment Bank exercise such right to terminate the Underwriting Agreement, the proposed Rights Issue will not proceed.

Existing Shares are expected to be dealt in on an ex-rights basis from Thursday, 11th March, 2004. Dealings in the Rights Shares in nil-paid form are expected to take place from Wednesday, 24th March, 2004 to Wednesday, 31st March, 2004 (both days inclusive).

Any person dealing in the Shares and/or nil-paid Rights Shares during such period will bear the risk that the proposed Rights Issue may not become unconditional and may not proceed.

EXPECTED TIMETABLE

	2004
Last day of dealings in Shares on a cum-rights basis	Wednesday, 10th March
First day of dealings in Shares on an ex-rights basis	Thursday, 11th March
Latest time for lodging transfers of Shares in order to qualify for the Rights Issue	4:00 p.m. on Friday, 12th March
Closure of register of members of the Company (both days inclusive)	Monday, 15th March to Monday, 22nd March
Latest time for lodging the forms of proxy for the Extraordinary General Meeting	10:00 a.m. on Saturday, 20th March
Record Date	Monday, 22nd March
Extraordinary General Meeting	10:00 a.m. on Monday, 22nd March
Prospectus Documents to be despatched on	Monday, 22nd March
First day of dealings in nil-paid Rights Shares	Wednesday, 24th March
Latest time for splitting nil-paid Rights Shares	4:00 p.m. on Friday, 26th March
Last day of dealings in nil-paid Rights Shares	Wednesday, 31st March
Latest time for acceptance of, and payment for, Rights Shares and application for excess Rights Shares	4:00 p.m. on Tuesday, 6th April
Latest time for the Rights Issue to become unconditional	5:00 p.m. on Thursday, 8th April
Announcement of results of acceptance of and excess applications for Rights Shares	Wednesday, 14th April
Depatch of refund cheques in respect of wholly or partially unsuccessful applications for excess Rights Shares	Thursday, 15th April
Depatch of certificates for fully-paid Rights Shares	Thursday, 15th April
Dealings in fully-paid Rights Shares to commence on	9:30 a.m. on Monday, 19th April

SUMMARY OF THE PROPOSED RIGHTS ISSUE

The following information is derived from, and should be read in conjunction with, the full text of this circular.

Amount to be raised by the Rights Issue	Approximately HK$5,334 million before expenses (assuming no conversion of the outstanding Convertible Bonds before the Record Date)
Basis of the Rights Issue	Two Rights Shares for every five existing Shares held by the Qualifying Shareholders on the Record Date
Subscription price for the Rights Share	HK$5.40 per Rights Share, payable in full on acceptance by 4:00 p.m. on Tuesday, 6th April, 2004
Rights of excess application	Qualifying Shareholders will have the right to apply for Rights Share in excess of their provisional allotments

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

Directors:
Executive Directors:
Dato' Dr. CHENG Yu-Tung *(Chairman)*
Dr. CHENG Kar-Shun, Henry *(Managing Director)*
Dr. SIN Wai-Kin, David
LIANG Chong-Hou, David

Non-executive Directors:
The Honourable LEE Quo-Wei*
Lord SANDBERG, Michael*
Dr. HO Tim*
CHENG Yue-Pui
YEUNG Ping-Leung, Howard*
Dr. CHA Mou-Sing, Payson*
CHENG Kar-Shing, Peter
LEUNG Chi-Kin, Stewart
CHAN Kam-Ling
CHOW Kwai-Cheung
CHA Mou-Zing, Victor
(Alternate Director to Dr. CHA Mou-Sing, Payson)
HO Hau-Hay, Hamilton
(Alternate Director to Dr. HO Tim)

* *Independent Non-Executive Directors*

Registered Office:
30th Floor, New World Tower
18 Queen's Road Central
Hong Kong

5th March, 2004

To the Shareholders

Dear Sir or Madam,

**PROPOSED RIGHTS ISSUE
IN THE PROPORTION OF
TWO RIGHTS SHARES FOR EVERY FIVE SHARES HELD
AT HK$5.40 PER RIGHTS SHARE
AND
PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL**

1. INTRODUCTION

On 13th February, 2004, the Board announced that the Company proposes to raise approximately HK$5,334 million, before expenses, by issuing not less than 987,817,877 new Shares and no more than 1,031,232,719 new Shares by way of rights issue at a price of HK$5.40 per Rights Share on the basis of two

Rights Shares for every five Shares held on the Record Date. In order to facilitate the Rights Issue and to assist the further expansion of the Company, the Directors also propose an increase in the authorised share capital of the Company from HK$3,300,000,000 to HK$10,000,000,000 by creating an additional 6,700,000,000 new Shares.

The purpose of this circular is to provide you with further information relating to, among other things, the proposed Rights Issue and to give you notice of the Extraordinary General Meeting at which ordinary resolutions will be proposed to approve the increase in the authorised share capital of the Company and the Rights Issue.

2. RIGHTS ISSUE

Issue Statistics

Basis of the Rights Issue	:	Two Rights Shares for every existing five Shares held on the Record Date
Number of existing Shares in issue	:	2,469,544,694 Shares *(Note)*
Number of Rights Shares to be issued under the Rights Issue	:	(assuming that no outstanding Convertible Bonds are converted into Shares before the Record Date) not less than 987,817,877 Rights Shares, representing 40.00% of the existing issued share capital of the Company and approximately 28.57% of the issued share capital of the Company as enlarged by the Rights Issue (assuming full conversion of all outstanding Convertible Bonds before the Record Date) no more than 1,031,232,719 Rights Shares, representing 40.00% of the issued share capital of the Company on the Record Date and approximately 28.57% of the issued share capital of the Company as enlarged by the Rights Issue
Underwriters	:	the Major Shareholder, HSBC and UBS Investment Bank

Note: As at the Latest Practicable Date, Convertible Bonds in the aggregate principal amount of US$344.50 million are outstanding which, assuming all such Convertible Bonds being converted into Shares, would increase the number of Rights Shares to be issued by around 43,414,842 Rights Shares. Other than the Convertible Bonds, the Company had no outstanding option, convertibles or warrant which confers the right to subscribe for Shares as at the Latest Practicable Date.

Qualifying Shareholders

The Company will send the Prospectus, Provisional Allotment Letters and Excess Application Forms to the Qualifying Shareholders only. The Prospectus will be sent to the Non-Qualifying Shareholders for information purpose only.

To qualify for the Rights Issue, Shareholders must:

— be registered as a member of the Company on the Record Date; and

— have an address on the register of members of the Company on the Record Date in Hong Kong.

In order to be registered as a member of the Company on the Record Date, Shareholders must lodge any transfers of Shares (together with the relevant share certificate(s)) with the Company's share registrar, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by 4:00 p.m. (Hong Kong time) on Friday, 12th March, 2004.

Closure of Register of Members

The register of members of the Company will be closed from Monday, 15th March, 2004 to Monday, 22nd March, 2004 (both days inclusive). No transfer of Shares will be registered during this period.

Subscription price

The subscription price of HK$5.40 per Rights Share is payable in full when a Qualifying Shareholder accepts the relevant provisional allotments of Rights Issue or applies for excess Rights Shares or when a transferee of nil-paid Rights Shares applies for Rights Shares.

The subscription price of HK$5.40 per Rights Share was determined with reference to recent closing prices of the Shares on the Stock Exchange and represents:

(i) a discount of approximately 37.93% to the closing price of HK$8.70 per Share quoted on the Stock Exchange on 12th February, 2004 (the last half-trading day prior to the suspension of trading pending the release of the Announcement);

(ii) a discount of approximately 30.41% to the theoretical ex-rights price of HK$7.76 per Share based on the closing price per Share on 12th February, 2004 (the last half-trading day prior to the suspension of trading pending the release of the Announcement);

(iii) a discount of approximately 38.07% to the average closing price of HK$8.72 per Share for the last ten full trading days prior to the date of the Announcement; and

(iv) a discount of approximately 34.94% to the closing price of HK$8.30 per Share quoted on the Stock Exchange on the Latest Practicable Date.

Since the Subscription Price was agreed after arm's length negotiation between the Company and the Underwriters and each Shareholder is entitled to subscribe for the Rights Shares at such same price in proportion to his or her existing shareholding, the Directors are of the view that the Subscription Price and the Rights Issue are fair and reasonable and are in the interest of the Company and the Shareholders as a whole.

Status of the Rights Shares

When fully paid, issued and allotted, the fully-paid Rights Shares will rank pari passu in all respects with the Shares then in issue. Holders of fully-paid Rights Shares will be entitled to receive all future dividends and distributions which are declared, made or paid after the date of issue and allotment of the fully-paid Rights Shares. If any interim dividend is recommended by the Directors for the six-month period ended 31st December, 2003, the Rights Shares will rank for such interim dividend.

Dealings in nil-paid and fully-paid Rights Shares will be subject to the payment of stamp duty in Hong Kong.

Rights of Non-Qualifying Shareholders

The Prospectus Documents will not be registered or filed under the applicable securities or equivalent legislation of any jurisdictions other than Hong Kong. The Company will not offer the Rights Shares to the Non-Qualifying Shareholders with registered addresses in territories outside Hong Kong. Accordingly, no provisional allotment of Rights Shares will be made to Non-Qualifying Shareholders. The Company will send copies of the Prospectus to Non-Qualifying Shareholders for their information only. The Company will not send Provisional Allotment Letters or Excess Application Forms to Non-Qualifying Shareholders.

The Company will make arrangements for the Rights Shares, which would otherwise have been provisionally allotted to Non-Qualifying Shareholders, to be sold in the market in their nil-paid form as soon as practicable after dealing in the nil-paid Rights Shares commences, if a premium (net of expenses) can be obtained. The proceeds of each sale, less expenses, of HK$100 or more will be paid to Non-Qualifying Shareholders in Hong Kong dollars pro rata to their respective shareholding as soon as possible. The Company will retain individual amounts of less than HK$100. Any such unsold Rights Shares will be available for excess application.

Fractional Entitlement to the Rights Shares

Fractional entitlements to Rights Shares will not be provisionally allotted and will be rounded down to the nearest whole number. Rights Shares representing the aggregate of fractions of Rights Shares (rounded down to the nearest whole number) will be provisionally allotted to a nominee appointed by the Company and, if a premium of HK$100 or more (net of expenses) can be obtained, will be sold by the Company or its appointed nominee and the net proceeds of sale will be retained by the Company for its own benefit. Any unsold fractions of Rights Shares will be available for excess application.

Application for excess Rights Shares

Qualifying Shareholders may apply for any unsold entitlements, and any Rights Shares provisionally allotted but not accepted.

Application is made by completing the form of application for excess Rights Shares. The Directors will allocate the excess Rights Shares on a fair and equitable basis, but will give preference to topping-up odd lots to whole board lots.

Share Certificates

Subject to the fulfilment of the conditions of the Rights Issue, certificates for all fully-paid Rights Shares are expected to be posted to those entitled thereto at their own risk on or before Thursday, 15th April, 2004.

Listing and Dealings

The Company has applied to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms.

Subject to the granting of listing of, and permission to deal in, the Rights Shares in their nil-paid and fully-paid forms on the Stock Exchange, the Rights Shares in their nil-paid and fully-paid forms will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement dates of dealings in the Rights Shares in their nil-paid and fully-paid forms on the Stock Exchange or such other dates as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

Dealings in the nil-paid and fully-paid Rights Shares will be subject to payment of stamp duty in Hong Kong.

3. UNDERWRITING ARRANGEMENTS

Underwriting Agreement:

Date	:	13th February, 2004
Underwriters	:	the Major Shareholder, HSBC and UBS Investment Bank
Number of Rights Shares underwritten	:	All Rights Shares other than those undertaken by the Major Shareholder to be taken up by the Major Shareholder and the Major Shareholder's Subsidiaries (the Major Shareholder has undertaken to underwrite the first 69,000,000 such Rights Shares not taken up by the Shareholders by way of their rights entitlements, with the balance to be underwritten by HSBC and UBS Investment Bank in equal share)
Commission	:	2% of the aggregate price payable on the Rights Shares underwritten by the Underwriters

The Major Shareholder, being also the controlling Shareholder of the Company, together with the Major Shareholder's Subsidiaries were interested in aggregate in 870,785,889 Shares as at the Latest Practicable Date, representing approximately 35.26% of the issued share capital of the Company. The Major Shareholder has irrevocably undertaken to, and to procure the Major Shareholder's Subsidiaries to, take up their respective entitlements under the Rights Issue in full. Other than the 69,000,000 Rights Shares which the Major Shareholder has undertaken to underwrite, the Major Shareholder and the Major Shareholder's Subsidiaries will not apply for any excess Rights Shares.

Assuming that (a) the Rights Issue proceeds and is completed; (b) the Major Shareholder and the Major Shareholder's Subsidiaries have taken up their respective entitlements under the Rights Issue in full (i.e. 348,314,354 Rights Shares in aggregate); (c) the Major Shareholder is required to take up the 69,000,000 Rights Shares under its underwriting obligation pursuant to the Underwriting Agreement; and (d) no outstanding Convertible Bonds are converted into Shares before the Record Date, the Major Shareholder and the Major Shareholder's Subsidiaries will be interested in approximately 37.26% of the issued Share Capital of the Company immediately after completion of the Rights Issue.

Save for the transactions contemplated by the Underwriting Agreement, HSBC and UBS Investment Bank are respectively independent from and not connected with the Company or its subsidiaries or any directors, chief executive or substantial shareholders of the Company or its subsidiaries or an associate of any of them. The commission rate payable to the Underwriters under the Underwriting Agreement is in line with the current market practice.

Termination of the Underwriting Agreement

If, at any time prior to the Latest Termination Time, one or more of the following events or matters shall develop occur, arise or exist or come into effect:

(1) any material breach by the Company or the Major Shareholder of any of its representations, warranties or undertakings in the Underwriting Agreement comes to the knowledge of either of HSBC and UBS Investment Bank, or there has been a material breach on the part of the Company of any other provision of the Underwriting Agreement, or either of HSBC and UBS Investment Bank has reasonable cause to believe that any such material breach has occurred; or

(2) any event occurs or matters arises, which, if it had occurred before the date of the Underwriting Agreement or before any of the dates or before any time on which the representations, warranties and undertakings are deemed to be given by the Company or the Major Shareholder pursuant to the Underwriting Agreement would have rendered any of those representations, warranties or undertakings untrue, incorrect, incomplete or misleading in any material respect, comes to the knowledge of either of HSBC and UBS Investment Bank; or

(3) any statement contained in the Prospectus has become or has been discovered to be untrue, incorrect, incomplete or misleading in any material respect; or

(4) matters have arisen or have been discovered which would, if the Prospectus was to be issued at the time, constitute a material omission therefrom; or

(5) there is any adverse change in the business or in the financial or trading position or prospects of any member of the Group which, in the opinion of HSBC and UBS Investment Bank, is material in the context of the issue of the Rights Shares; or

(6) there has occurred, happened, come into effect or become public knowledge any event, series of events or circumstances concerning or relating to (whether or not foreseeable):

(i) any significant change in, or otherwise having a material adverse effect on (whether or not permanent), local, national or international financial, political, military, industrial, economic, legal, fiscal, regulatory or securities market matters or conditions or currency exchange rates or exchange controls (including without limitation, any declaration by the PRC, Hong Kong, the United Kingdom of Great Britain and Northern Ireland or the United States of America of a national emergency, any outbreak or escalation of hostilities, any acts of terrorism, or any other epidemics, calamity or crisis, in any of those places), the effect of which (in the opinion of HSBC and UBS Investment Bank): (1) is or may be materially adverse to, or prejudicially affect, the Group or its

prospects; (2) is or may be material in the context of the Rights Issue; or (3) is or may prejudicially affect the success of the Rights Issue, or may make it inadvisable or inexpedient to proceed with the Rights Issue;

(ii) the declaration of a banking moratorium by Hong Kong authorities;

(iii) any moratorium, suspension or material restriction on trading in shares or securities generally, or the establishment of minimum prices, on the Stock Exchange and/or the New York Stock Exchange;

(iv) any suspension of dealings in the Shares for a period of over three consecutive Business Days (other than as a result of announcing the Rights Issue);

(v) any new law or regulation or any change in existing laws or regulations which in the opinion of HSBC and UBS Investment Bank has or is likely to have a material adverse effect on the financial position of the Group as a whole,

then HSBC and UBS Investment Bank may jointly, in addition to and without prejudice to any other remedies to which HSBC and UBS Investment Bank may be entitled, by notice in writing to the Company, terminate the Underwriting Agreement.

If HSBC and UBS Investment Bank terminate the Underwriting Agreement, the Rights Issue will not proceed. Further announcement will be made if the Underwriting Agreement is terminated by HSBC and UBS Investment Bank.

Restriction on dealings

The Major Shareholder has undertaken to HSBC and UBS Investment Bank that, for a period of three months from the date of the completion of the Rights Issue, it will not and will procure that none of its nominees and companies controlled by it and trust associate with it (whether individually or together and whether directly or indirectly) will lend, pledge, sell, transfer or otherwise dispose of any Shares or any interest therein beneficially owned or held by the Major Shareholder or any securities convertible into or exercisable or exchangeable for any such Shares or interests.

The Company has also undertaken, and the Major shareholder has also undertaken, to HSBC and UBS Investment Bank, that, for a period of three months from the date of the completion of the Rights Issue, the Company will not (except for the Rights Shares and save pursuant to: (a) the terms of any employee share option scheme of the Company; or (b) conversion of the outstanding Convertible Bonds) allot or issue or offer or grant any option or warrant to subscribe any Shares or any securities convertible into or exercisable or exchangeable for any such Shares or interests.

4. CONDITIONS OF THE RIGHTS ISSUE

The Rights Issue is conditional upon each of the following events happening:

(i) the passing of resolutions by the Shareholders at the Extraordinary General Meeting to approve the Rights Issue and the increase in the authorised share capital of the Company by no later than the Record Date;

(ii) the delivery by or on behalf of the Company of one copy of each of the Prospectus Documents, duly signed by or on behalf of all Directors together with any requisite accompanying documents to the Stock Exchange and the Registrar of Companies of Hong Kong for filing and registration in accordance with the provisions of the Companies Ordinance by no later than the Record Date;

(iii) the posting of the Prospectus to the Shareholders and the posting of the Provisional Allotment Letters and Excess Application Forms to the Qualifying Shareholders by no later than the Record Date;

(iv) the Listing Committee of the Stock Exchange granting (subject to allotment and despatch of the appropriate documents of title) listing of and permission to deal in, the Rights Shares, in their nil-paid and fully-paid forms, by no later than the Record Date (and such permission not being withdrawn prior to the Latest Termination Time); and

(v) the obligations of the Underwriters under the Underwriting Agreement becoming unconditional and not being terminated in accordance with the terms thereof by no later than the Latest Termination Time.

If any of the above condition (which have not previously been waived jointly by HSBC and UBS Investment Bank if capable of being waived under the Underwriting Agreement) are not fulfilled by the respective dates and time specified above, the Rights Issue will not proceed. It is confirmed by HSBC and UBS Investment Bank that, other than the timing of performance of conditions (i) to (iii) and (v) above that are capable of being waived by them pursuant to the Underwriting Agreement, no conditions above are capable of being waived by them under the Underwriting Agreement.

5. WARNING OF THE RISKS OF DEALING IN SHARES AND RIGHTS SHARES

Existing Shares are expected to be dealt in on an ex-rights basis from Thursday, 11th March, 2004. Dealings in the Rights Shares in nil-paid form are expected to take place from Wednesday, 24th March, 2004 to Wednesday, 31st March, 2004 (both days inclusive). If the Underwriters terminate the Underwriting Agreement (see the paragraph headed "Termination of the Underwriting Agreement" above), or if the conditions of the Rights Issue (see the section headed "Conditions of the Rights Issue" above) are not fulfilled, the Rights Issue will not proceed.

Any buying or selling of the Shares from now up to the date on which all such conditions are fulfilled, and any buying or selling of nil-paid Rights Shares, is at investors' own risk.

If in any doubt, investors should consider obtaining professional advice.

6. REASONS FOR THE RIGHTS ISSUE AND USE OF PROCEEDS

The Group is principally engaged in property development, provision of various services including transport and facilities, infrastructure and telecommunications.

Subsequent to the placing of Shares of the Company as disclosed in its announcement dated 29th October, 2003 (from which the entire net proceeds of approximately HK$1,225 million had been used to repay bank borrowings), the Directors continue to adopt a financing strategy on debt reduction and liquidity generation. In this regard, the Directors consider that the Rights Issue will strengthen the capital base and the financial position of the Company so as to facilitate the Company's plans to further develop its existing urban and agricultural land bank and pay for land conversion premium to the Government. The Directors also consider that the most appropriate means of raising the required capital is by way of rights issue, which

enables all Shareholders to participate in the future development of the Company on equal terms. The net proceeds of the Rights Issue are estimated to be approximately HK$5,259 million (on the basis that there will be no conversion of the outstanding Convertible Bonds before the Record Date and 987,817,877 Rights Shares will be issued under the Rights Issue). The Directors intend to use approximately HK$3,308 million of the net proceeds of the Rights Issue to repay the outstanding Convertible Bonds which will be due on 9th June, 2004 and the balance will be partly used to pay land conversion premium to the Government for existing agricultural land bank and partly used for general working capital purposes. The Directors are of the opinion that full conversion of the outstanding Convertible Bonds before the Record Date is highly unlikely because the conversion price of the outstanding Convertible Bonds is initially set at HK$24.60 per Share. Other than the placing of Shares of the Company as mentioned above (which was completed on 11th November, 2003), the Company had not implemented any fund raising exercise within the 12-month period prior to the Latest Practicable Date.

Based on the Company's audited consolidated balance sheet as at 30th June, 2003, the Group's total borrowings were HK$37,056 million, of which HK$32,904 million was long term borrowings and of which HK$4,152 million was short term borrowings.

7. ADJUSTMENT TO THE CONVERSION PRICE OF THE CONVERTIBLE BONDS

As at the Latest Practicable Date, Convertible Bonds in the aggregate principal amount of US$344.50 million are outstanding which, assuming all outstanding Convertible Bonds being converted into Shares before the Record Date, would increase the number of Rights Shares to be issued by around 43,414,842 Rights Shares. Under the deed governing the Convertible Bonds, the issue of the Rights Shares constitutes an event giving rise to adjustment to the conversion price of the Convertible Bonds. It will not be possible to calculate the adjustment definitively until the Record Date as the appropriate adjustment will depend in part on the number of Shares then in issue and the number of Rights Shares to be issued, which will, in turn, depend on whether any of the outstanding Convertible Bonds are converted into Shares before the Record Date. Further announcement of the appropriate adjustment and the date it is to take effect will be made in due course. Other than the outstanding Convertible Bonds, the Company has no outstanding option, convertibles or warrant which confers the right to subscribe for Shares.

8. INCREASE IN AUTHORISED SHARE CAPITAL

If the Rights Issue takes effect, the issued share capital of the Company will be increased from HK$2,469,544,694 to HK$3,457,362,571 (assuming that no outstanding Convertible Bonds are converted into Shares before the Record Date) or HK$3,609,314,518 (assuming full conversion of all outstanding Convertible Bonds before the Record Date). In order to facilitate the Rights Issue and fulfilment of the Company's obligations under the outstanding Convertible Bonds and to assist in the future expansion of the Company, the Company proposes to increase its authorised share capital from HK$3,300,000,000 to HK$10,000,000,000 by the creation of an additional 6,700,000,000 new Shares. The Directors have no present intention to issue any part of that capital except for the issue of new Shares pursuant to the Rights Issue and upon conversion of the outstanding Convertible Bonds. The proposed increase in the authorised share capital of the Company will take effect upon the relevant resolution approving the same is passed by the Shareholders at the Extraordinary General Meeting. It is not conditional on completion of the Rights Issue.

9. EXTRAORDINARY GENERAL MEETING

Set out on pages 18 and 19 of this circular is the notice convening the Extraordinary General Meeting to be held at Meeting Room 406, Level 4, Hong Kong Convention & Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong at 10:00 a.m. on Monday, 22nd March, 2004.

Resolutions will be proposed at the Extraordinary General Meeting to approve:

(i) the increase in authorised capital of the Company; and

(ii) conditional upon the passing of the resolution approving (i) above, the Rights Issue.

All Shareholders will be entitled to vote on the resolutions approving the above matters at the Extraordinary General Meeting.

A form of proxy for use at the Extraordinary General Meeting is enclosed with this circular. Shareholders who wish to appoint a proxy are requested to complete that form of proxy and return it to the registered office of the Company at 30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong in accordance with the instructions printed thereon as soon as possible and, in any event, not later than 10:00 a.m. on Saturday, 20th March, 2004 whether or not they intend to be present at the meeting. The completion and return of the form of proxy will not preclude Shareholders from attending and voting in person should they so wish.

The Major Shareholder has undertaken to vote, and to procure that the Major Shareholder's Subsidiaries to vote, in favour of all resolutions to be proposed at the Extraordinary General Meeting.

10. RECOMMENDATION

The Directors consider that the increase in the authorised share capital of the Company and the terms of the Rights Issue are fair and reasonable so far as the Shareholders are concerned. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolution approving the increase in the authorised share capital of the Company and the resolution approving the Rights Issue to be proposed at the Extraordinary General Meeting.

11. ADDITIONAL INFORMATION

Subject to the passing of the resolutions approving the increase in the authorised share capital of the Company and the Rights Issue to be proposed at the Extraordinary General Meeting, it is expected that the Prospectuses together with Provisional Allotment Letters and the Excess Application Forms will be despatched to the Qualifying Shareholders on Monday, 22nd March, 2004.

Yours faithfully,
For and on behalf of
the Board of Directors of
New World Development Company Limited
Dato' Dr. Cheng Yu-Tung
Chairman

新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of New World Development Company Limited (the "Company") will be held at Meeting Room 406, Level 4, Hong Kong Convention & Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong on Monday, 22nd March, 2004 at 10:00 a.m. for the purpose of considering and, if thought fit, passing the following resolutions, with or without modification, as Ordinary Resolutions of the Company:

ORDINARY RESOLUTIONS

1. "**THAT** the authorised share capital of the Company be and is hereby increased from HK$3,300,000,000 to HK$10,000,000,000 by the creation of 6,700,000,000 additional shares of HK$1.00 each in the capital of the Company."

2. "**THAT** subject to the passing of Ordinary Resolution No. 1 set out in the notice convening the Extraordinary General Meeting at which this Resolution is proposed:

    (A) conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting a listing of and permission to deal in the shares of HK$1.00 each of the Company in their nil-paid and fully-paid forms to be allotted to the shareholders of the Company by way of rights as announced on 13th February, 2004 and as more particularly described in a circular dated 5th March, 2004 (the "Circular") to the shareholders of the Company of which the notice convening the Extraordinary General Meeting at which this Resolution is proposed forms part, the issue by way of rights (the "Rights Issue") of not less than 987,817,877 and not more than 1,031,232,719 new shares of HK$1.00 each (the "Rights Shares") on and subject to the terms and conditions set out in the prospectus to be issued by the Company in connection with the Rights Shares and the terms of the underwriting agreement entered into by the Company in relation to the Rights Issue dated 13th February, 2004 (the "Underwriting Agreement"), a copy of the Circular marked "A" and a copy of the Underwriting Agreement marked "B" have been produced to the meeting and signed by the Chairman of the meeting for the purpose of identification, be and is hereby approved; and

    (B) the Directors of the Company be and are hereby authorised to allot and issue the Rights Shares pursuant to or in connection with the Rights Issue notwithstanding that the same may be offered, allotted or issued otherwise than pro rata to the existing shareholders of the Company and, in particular, the Directors of the Company may make such exclusions or other arrangements in relation to fractional entitlements or overseas shareholders as they deem necessary or expedient having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong, and to do all acts and things which in their opinion are necessary in connection with the allotment and issue of the Rights Shares".

By Order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 5th March, 2004

Registered office:
30th Floor, New World Tower
18 Queen's Road Central
Hong Kong.

Notes:

1. A member of the Company entitled to attend and vote at the above meeting is entitled to appoint more than one proxy to attend and on a poll to vote instead of him. A proxy need not be a member of the Company.

2. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

3. To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited at the registered office of the Company at 30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or adjourned meeting. Completion and return of the form of proxy will not preclude shareholders from attending the meeting and voting in person.

4. The register of members of the Company will be closed from Monday, 15th March, 2004 to Monday, 22nd March, 2004 (both days inclusive) to determine entitlements under the proposed Rights Issue.

此乃要件　請即處理

閣下如對本通函的任何內容或應採取的行動**有任何疑問**，應諮詢　閣下的持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下的**新世界發展有限公司**股份全部**售出或轉讓**，應立即將本通函連同隨附的代表委任表格送交買主或其他承讓人、或經手買賣或轉讓的銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

本通函僅供參考之用，並不構成提呈收購、購買或認購新世界發展有限公司股份的邀請或要約。

新世界發展有限公司
New World Development Company Limited
（於香港註冊成立之有限公司）

建議
按每持有五股股份
可供兩股供股股份之比例進行供股
每股供股股份作價5.40港元
及
建議增加法定股本

包銷商

周大福 CHOW TAI FOOK　　滙豐　　UBS Investment Bank

新世界發展有限公司謹訂於二零零四年三月二十二日（星期一）上午十時正假座香港灣仔港灣道1號香港會議展覽中心4樓會議室406室舉行股東特別大會，召開大會通告載於本通函第十八及十九頁。無論　閣下能否出席大會，務請填妥隨附的代表委任表格，並盡快交回本公司的註冊辦事處，地址為香港皇后大道中18號新世界大廈30樓，惟無論如何最遲須於大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，閣下仍可按本身意願親身出席大會或其任何續會，並於會上投票。

務請注意，包銷協議（定義見本通函）載有若干條文，授予滙豐（定義見本通函）及瑞銀投資銀行（定義見本通函）權利，在接納認購供股股份配額的截止日期後第二個營業日下午五時正前任何時間發生若干事件（包括不可抗力）的情況下，終止包銷協議。就此而言，不可抗力事件包括出現、發生或公眾知悉涉及或有關以下各項（不論可否預知）的任何事件或情況：(1)本地、全國或國際的金融、政治、軍事、工業、經濟、法律、貨幣、監管或證券市場條件、貨幣滙率或外滙控制發生任何重大變化，以致滙豐及瑞銀投資銀行認為：(i)對本集團或其前景而言，具有或可能具有重大不利影響，或可能造成損害；(ii)其影響對供股而言屬於重大或可能屬於重大；或(iii)損害或可能損害供股之成功進行，或使供股成為不宜進行；(2)香港有關當局宣佈銀行禁制令；(3)香港聯合交易所有限公司及／或紐約證交所對一般證券買賣實施禁制、暫停或嚴重限制；(4)頒佈任何新法例，或現有法例或規例發生的任何變動，而滙豐及瑞銀投資銀行認為已經或將會對本集團整體財務狀況構成重大不利影響。倘若滙豐及瑞銀投資銀行行使該等權利終止包銷協議，則供股建議將不會進行。有關詳情，請參閱本通函第五頁所載「因不可抗力而終止包銷協議」一節。預期現有股份於二零零四年三月十一日（星期四）起除權買賣。預期未繳款供股股份於二零零四年三月二十四日（星期三）至二零零四年三月三十一日（星期三）止期間（包括首尾兩天）買賣。任何人士在該等期間內買賣股份及／或未繳款供股股份，將承擔供股建議可能不會成為無條件以及可能不會進行的風險。任何人士如對本身狀況有任何疑問，請諮詢專業顧問。

二零零四年三月五日

目　錄

責任聲明

董事批准本通函的刊行。董事對本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，據彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載任何陳述有誤導成分。

本通函及代表委任表格以英文版為準。

除文義另有所指外，下列詞彙在本通函內賦有以下涵義：

「該公佈」	指	本公司於二零零四年二月十三日就(當中包括)供股建議而發表的報章公佈；
「董事會」	指	董事會；
「營業日」	指	香港商業銀行通常在香港進行銀行業務的營業日(星期六除外)；
「中央結算系統」	指	由香港結算設立及管理的中央結算及交收系統；
「本公司」	指	新世界發展有限公司，在香港註冊成立的有限公司，其股份在聯交所上市；
「公司條例」	指	香港法例第32章公司條例；
「完成」	指	完成供股建議；
「可換股債券」	指	New World Capital Finance Limited(本公司的全資附屬公司)於一九九九年發行總額350,000,000美元的二零零四年到期3釐可換股擔保債券，可於一九九九年八月九日後至二零零四年五月九日營業時間結束期間，隨時按初步兌換價每股24.60港元，兌換為股份，該等尚未行使的可換股債券在盧森堡證券交易所上市，將可於二零零四年六月九日按本金額123.104%連同應計利息贖回；
「董事」	指	本公司董事；
「額外申請表格」	指	額外供股股份的申請表格；
「股東特別大會」	指	本公司將於二零零四年三月二十二日(星期一)上午十時正假座香港灣仔港灣道1號香港會議展覽中心4樓會議室406室召開的股東特別大會，藉以批准供股及增加本公司法定股本，其通告載於本通函第十八及十九頁；
「最後接納日期」	指	二零零四年四月六日，即接納供股暫定配額及付款最後日期的日期，惟若香港於此日早上九時至下午四時期間任何時間發出雷暴警告，則「最後接納日期」應指早上九時至下午四時期間任何時間均未發出雷暴警告的其後首個營業日；
「政府」	指	香港政府；

「本集團」	指	本公司及其附屬公司；
「香港結算」	指	香港中央結算有限公司；
「香港」	指	中華人民共和國香港特別行政區；
「滙豐」	指	香港上海滙豐銀行有限公司；
「最後實際可行日期」	指	二零零四年三月一日，即本通函付印前就確定其中所載若干資料而言的最後實際可行日期；
「最後終止時間」	指	緊隨最後接納日期後第二個營業日下午五時正；
「上市規則」	指	聯交所證券上市規則；
「大股東」	指	周大福企業有限公司，在香港註冊成立的有限公司，於最後實際可行日期實益擁有本公司全部已發行股本約35.26%；
「大股東附屬公司」	指	實益持有股份的大股東附屬公司，即Anderson & Kirkwood Limited、Wing Fung Development Limited、Yu Yek Enterprises Company Limited及Fook Hop Securities Company Limited；
「不合資格股東」	指	於記錄日期名列本公司股東登記冊但於本公司股東登記冊所示地址在香港境外的股東；
「通告」	指	載於本通函第十八及十九頁的股東特別大會通告；
「中國」	指	中華人民共和國；
「供股章程」	指	本公司將就供股刊發的供股章程；
「供股章程文件」	指	供股章程、暫定配額通知書及額外申請表格；
「暫定配額通知書」	指	供股股份的暫定配額通知書；
「合資格股東」	指	於記錄日期名列本公司股東登記冊而於記錄日期於本公司股東登記冊所示地址在香港境內的股東；
「記錄日期」	指	二零零四年三月二十二日(星期一)，即將確定供股權益的日期；

「供股」	指	本公司建議以每股供股股份5.40港元之價格，按於記錄日期每持有五股股份可供兩股供股股份之基準，並在其他方面根據包銷協議所載條款與條件進行供股，發行供股股份；
「供股股份」	指	根據供股發行的不少於987,817,877股新股份及不超過1,031,232,719股新股份；
「股份」	指	本公司股本中每股面值1.00港元的股份；
「股東」	指	股份持有人；
「聯交所」	指	香港聯合交易所有限公司；
「雷暴警告」	指	八號或以上熱帶氣旋警告訊號或「黑色」暴雨警告訊號；
「認購價」	指	於接納時應付每股供股股份5.40港元；
「瑞銀投資銀行」	指	瑞士銀行，香港分行；
「包銷商」	指	滙豐、瑞銀投資銀行及大股東；
「包銷協議」	指	本公司與包銷商就供股訂立日期為二零零四年二月十三日的包銷協議；及
「元」、「港元」及「仙」	指	港元及港仙。

因不可抗力而終止包銷協議

務請注意，包銷協議載有若干條文，授予滙豐及瑞銀投資銀行權利，在接納認購供股股份配額的截止日期後第二個營業日下午五時正前任何時間發生若干事件（包括不可抗力）的情況下，終止包銷協議。

就此而言，不可抗力事件包括出現、發生或公眾知悉涉及或有關以下各項（不論可否預知）的任何事件或情況：

(1) 本地、全國或國際的金融、政治、軍事、工業、經濟、法律、貨幣、監管、證券市場事件或條件、貨幣滙率或外滙控制發生任何重大變化或承受重大不利影響（無論是否屬長期）（包括但不限於中國、香港、大不列顛及北愛爾蘭聯合王國或美國宣佈國家進入緊急狀況，或爆發任何衝突或衝突升級、任何恐怖活動危機、任何其他疫症、災難或危機），以致滙豐及瑞銀投資銀行認為：(i)對本集團或其前景而言，具有或可能具有重大不利影響，或可能造成損害；(ii)其影響對供股而言屬於重大或可能屬於重大；或(iii)損害或可能損害供股之成功進行，或使供股成為不智或不適宜進行；

(2) 香港有關當局宣佈銀行禁制令；

(3) 聯交所及／或紐約證交所對一般股份或證券買賣實施禁制、暫停或嚴重限制；

(4) 本公司股份暫停買賣連續三個營業日或以上（因宣佈供股而暫停買賣除外）；或

(5) 頒佈任何新法例，或現有法例或規例發生的任何變動，而滙豐及瑞銀投資銀行認為已經或將會對本集團整體財務狀況構成重大不利影響。

有關賦予滙豐及瑞銀投資銀行權利終止包銷協議的其他事件或事宜詳情，請同時參閱本通函所載董事會函件「包銷協議之終止」一段。

倘若滙豐及瑞銀投資銀行行使該等權利終止包銷協議，則供股建議將不會進行。

預期現有股份自二零零四年三月十一日（星期四）起除權買賣。預期未繳款供股股份於二零零四年三月二十四日（星期三）至二零零四年三月三十一日（星期三）止期間（包括首尾兩天）買賣。

任何人士在該等期間內買賣股份及／或未繳款供股股份，將承擔供股建議可能不會成為無條件以及可能不會進行的風險。

預期時間表

	二零零四年
股份附權買賣最後日期	三月十日(星期三)
股份除權買賣首日	三月十一日(星期四)
遞交股份過戶文件以符合供股資格的最後時間	三月十二日(星期五)下午四時正
本公司暫停辦理股份過戶登記手續(包括首尾兩天)	三月十五日(星期一)至三月二十二日(星期一)
遞交股東特別大會代表委任表格的最後時間	三月二十日(星期六)上午十時正
記錄日期	三月二十二日(星期一)
股東特別大會舉行時間	三月二十二日(星期一)上午十時正
寄發供股章程文件	三月二十二日(星期一)
未繳款供股股份買賣首日	三月二十四日(星期三)
分拆未繳款供股股份的最後時間	三月二十六日(星期五)下午四時正
買賣未繳款供股股份最後日期	三月三十一日(星期三)
接納供股股份及付款及申請額外供股股份的最後時間	四月六日(星期二)下午四時正
供股成為無條件的最後時間	四月八日(星期四)下午五時正
公佈接納及額外認購供股股份申請結果	四月十四日(星期三)
寄發不獲接納或部分不獲接納的額外供股股份申請的退款支票日期	四月十五日(星期四)
寄發繳足股款供股股份股票	四月十五日(星期四)
繳足股款供股股份開始買賣	四月十九日(星期一)上午九時三十分

供股建議概要

下列資料乃摘錄自本通函，務請與本通函全文一併閱覽。

將由供股集資的金額	指	扣除開支前約為5,334,000,000港元（假設在記錄日期前並無兌換尚未行使可換股債券）
供股基準	指	合資格股東於記錄日期每持有五股現有股份可供兩股供股股份
供股股份的認購價	指	每股供股股份5.40港元，須於二零零四年四月六日（星期二）下午四時正前接納時繳足
額外申請權利	指	合資格股東將有權申請認購超逾其暫定配額的供股股份

新世界發展有限公司
New World Development Company Limited
(於香港註冊成立之有限公司)

董事：
執行董事：
拿督鄭裕彤博士(主席)
鄭家純博士(董事總經理)
冼為堅博士
梁仲豪

非執行董事：
利國偉大紫荊勳賢*
沈弼勛爵*
何添博士*
鄭裕培
楊秉樑*
查懋聲博士*
鄭家成
梁志堅
陳錦靈
周桂昌
查懋成
(查懋聲博士的替任董事)
何厚浠
(何添博士的替任董事)

* 獨立非執行董事

註冊辦事處：
香港
皇后大道中18號
新世界大廈30樓

敬啟者：

建議
按每持有五股股份
可供兩股供股股份之比例進行供股
每股供股股份作價5.40港元
及
建議增加法定股本

1. 引言

二零零四年二月十三日，董事會宣佈，本公司建議以每股供股股份5.40港元之價格，按於記錄日期每持有五股股份可供兩股供股股份之基準進行供股，發行不少於987,817,877股新

股份及不超過1,031,232,719股新股份，藉以集資約5,334,000,000港元(未扣除開支)。董事亦同時建議透過額外增設6,700,000,000股新股份，將本公司法定股本由3,300,000,000港元增加至10,000,000,000港元，以便進行供股及協助本公司進一步擴展業務。

本通函旨在向 閣下提供有關(當中包括)供股建議的進一步資料，並向 閣下寄發股東特別大會通告，會上將提呈普通決議案，以批准增加本公司的法定股本及供股。

2. 供股

發行股份的統計數字

供股基準	：	於記錄日期每持有五股股份可供兩股供股股份
現有已發行股份數目	：	2,469,544,694股股份(附註)
根據供股將予發行的供股股份數目	：	(假設於記錄日期前並無尚未行使的可換股債券兌換為股份)不少於987,817,877股供股股份，相當於本公司現有已發行股本40.00%，相當於本公司經供股擴大已發行股本約28.57% (假設所有尚未行使的可換股債券於記錄日期前全部兌換為股份)不多於1,031,232,719股供股股份，相當於本公司於記錄日期現有已發行股本40.00%，相當於本公司經供股擴大已發行股本約28.57%
包銷商	：	大股東、滙豐及瑞銀投資銀行

附註：於最後實際可行日期，尚未行使可換股債券的本金總額為344,500,000美元。假設該等可換股債券悉數兌換為股份，則將予發行的供股股份數目，將增加約43,414,842股供股股份。於最後實際可行日期，除可換股債券外，本公司並無尚未行使的購股權、可轉換票據或附有股份認購權的認股權證。

合資格股東

本公司僅會向合資格股東寄發供股章程、暫定配額通知書及額外申請表格。本公司將會向不合資格股東寄發供股章程，惟僅供彼等作參考之用。

股東如要符合供股資格，於記錄日期：

— 須已登記為本公司股東；及

— 在本公司股東登記冊上的地址須位於香港。

股東務須於二零零四年三月十二日(星期五)下午四時正(香港時間)前，將股份過戶文件(連同有關股票)送交本公司的股份過戶登記處登捷時有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)，方可於記錄日期登記成為本公司的股東。

暫停辦理股份過戶登記

本公司將自二零零四年三月十五日(星期一)至二零零四年三月二十二日(星期一)(首尾兩天包括在內)為止，暫停辦理股份過戶登記手續。於該段期間內，本公司將不會辦理股份過戶登記。

認購價

合資格股東接納有關供股暫定配額，或申請認購額外供股股份時，或未繳款供股股份的承讓人申請認購供股股份時，均須繳足每股供股股份5.40港元的認購價。

供股股份的認購價為每股5.40港元，此乃參照近日股份在聯交所的收市價後釐定，即較：

(i) 二零零四年二月十二日(股份暫停買賣以待該公佈發出前最後半個交易日)股份於聯交所所報收市價每股8.70港元，折讓約37.93%；

(ii) 二零零四年二月十二日(即股份暫停買賣以待該公佈發出前最後半個交易日)股份收市價計算的每股理論除權價7.76港元，折讓約30.41%；

(iii) 該公佈發出日期前最後十個全日交易日，股份的平均收市價每股8.72港元，折讓約38.07%；及

(iv) 最後實際可行日期，股份於聯交所所報收市價每股8.30港元，折讓約34.94%。

鑑於認購價乃由本公司與包銷商經公平磋商後協定，而各股東均有權以相同價格按其現有股權比例認購供股股份，故此，董事認為認購價及供股乃公平合理，且符合本公司及股東的整體利益。

供股股份享有的權益

供股股份繳足、發行及配發後，繳足股款供股股份在各方面將與當時已發行股份享有同等權益。繳足股款供股股份持有人將可收取於發行及配發繳足股款供股股份當日以後所宣派、作出或派付的全部未來股息及分派。如董事建議就截至二零零三年十二月三十一日止六個月期間派發任何中期股息，供股股份將可獲派發該等中期股息。

買賣未繳款及繳足股款供股股份，將須繳納香港印花稅。

不合資格股東的權益

供股章程文件將不會根據香港以外任何司法權區的適用證券或等同法例登記或存檔。本公司將不會向登記地址位於香港以外地區的不合資格股東提呈供股股份。因此，本公司將不會向不合資格股東授予暫定供股股份配額。本公司將會向不合資格股東寄發供股章程，惟只供彼等作參考之用。本公司將不會向不合資格股東寄發供股股份的暫定配額通知書或額外申請表格。

至於原應暫定配發予不合資格股東的供股股份，倘扣除開支後可取得溢價，本公司將會作出安排，令該等供股股份在未繳款供股股份開始買賣後，在切實可行情況下盡快以未繳款方式於市場上出售。每次售股所得款項扣除開支後，如可取得100港元或以上，將盡可能按不合資格股東各自的持股比例，盡快以港元支付予不合資格股東。如每個不合資格股東有關的售股所得款項不足100港元，則撥歸本公司所有。任何該等未售供股股份將可撥供額外申請認購。

供股股份的零碎配額

本公司將不會暫定配發供股股份的零碎配額，而會將此等零碎配額向下調整至最接近的整數。由供股股份零碎配額彙集而成的供股股份(已向下調整至最接近的整數)，將暫定配發予本公司指定的代名人，若扣除開支後可取得溢價100港元或以上，將由本公司或其指定代名人予以出售，銷售所得款項淨額歸本公司所有。任何未售零碎供股股份將可撥供額外申請認購。

申請認購額外供股股份

合資格股東可申請認購任何未售配額及任何暫定配發但未獲接納的供股股份。

只需填妥額外供股股份申請表格，即可作出申請。董事將按公允衡平的原則分配額外供股股份，惟將優先作出令不足一手股份增至整手股份的分配。

股票

待供股條件達成後，所有繳足股款供股股份的股票，預期將於二零零四年四月十五日(星期四)或之前寄發予有權收取人士，風險概由收件人承擔。

上市及買賣

本公司已向聯交所上市委員會申請准許未繳款供股股份及繳足股款供股股份上市及買賣。

待聯交所批准未繳款供股股份及繳足股款供股股份上市及買賣後，未繳款供股股份及繳足股款供股股份將獲香港結算接納為合資格證券，可自未繳款供股股份及繳足股款供股股份在聯交所開始買賣日期起，或香港結算決定的該等其他日期起，在中央結算系統內寄存、結算及交收。聯交所參與者之間在任何交易日的交收必須於其後第二個交易日在中央結算系統進行。中央結算系統的一切活動須按照不時生效的中央結算系統一般規則及中央結算系統運作程序進行。

買賣未繳款供股股份及繳足股款供股股份須繳納香港印花稅。

3. 包銷安排

包銷協議：

日期	：	二零零四年二月十三日
包銷商	：	大股東、滙豐及瑞銀投資銀行
包銷的供股股份數目	：	所有供股股份，惟大股東承諾將由大股東及大股東附屬公司認購的供股股份則除外（大股東已承諾，包銷首69,000,000股上述未獲股東根據其供股配額認購的供股股份，而滙豐及瑞銀投資銀行則會平均包銷餘下股份）
佣金	：	包銷商所包銷供股股份的應付款項總額2%

於最後實際可行日期，身為本公司控股股東的大股東，連同大股東附屬公司合共持有870,785,889股股份，佔本公司已發行股本約35.26%。大股東已不可撤回地承諾將會及促使大股東附屬公司悉數接納彼等各自的供股配額。大股東及大股東附屬公司將不會額外申請任何供股股份，惟大股東已承諾包銷的69,000,000股供股股份除外。

假設(a)供股將進行並得以完成；(b)大股東及大股東附屬公司已悉數接納彼等各自的供股配額（即合共348,314,354股供股股份）；(c)大股東須根據其於包銷協議的包銷責任認購69,000,000股供股股份；及(d)記錄日期前並無尚未行使可換股債券兌換成股份，緊隨供股完成後，大股東及大股東附屬公司將持有本公司已發行股本約37.26%。

除包銷協議下擬進行的交易外，滙豐及瑞銀投資銀行各自為獨立方，與本公司或其附屬公司或本公司或其附屬公司的任何董事、行政總裁或主要股東或任何彼等聯繫人士概無關連。根據包銷協議應付包銷商的佣金收費與現行市場慣例一致。

包銷協議之終止

如於最後終止時間前任何時間，倘若演變成、出現、發生或存在或實施下列任何事件或事項：

(1) 滙豐或瑞銀投資銀行知悉，本公司或主要股東違反包銷協議所載的任何陳述、保證或承諾，或本公司嚴重違反包銷協議的任何其他條文，或滙豐或瑞銀投資銀行合理地認為已出現任何上述重大違反的事件；或

(2) 滙豐或瑞銀投資銀行知悉，出現或發生任何若於包銷協議日期前或本公司或大股東被當作根據包銷協議發出陳述、保證及承諾的任何日期或時間前出現或發生，即導致其陳述、保證及承諾在任何重要方面失實、不確、遺漏或存有誤導的任何事件或事項；或

(3) 供股章程所載任何聲明，在任何重要方面成為或被發現為失實、不確、遺漏或存在誤導成分；或

(4) 若於供股章程發行時發生或發現即構成重大遺漏的任何事項；或

(5) 本集團任何成員公司的業務、財政、交易狀況或前景出現任何不利變動，而滙豐及瑞銀投資銀行認為對發行供股股份而言屬重大者；或

(6) 出現、發生、生效或公眾知悉有關以下各項(不論可否預知)的任何事件、連串事件或情況：

   (i) 本地、全國或國際的金融、政治、軍事、工業、經濟、法律、貨幣、監管、證券市場事件或條件、貨幣滙率、外滙控制發生任何重大變化或承受重大不利影響(無論是否屬長期)(包括但不限於中國、香港、大不列顛及北愛爾蘭聯合王國或美國宣佈國家進入緊急狀況，或爆發任何衝突或衝突升級、任何恐怖活動、任何其他疫症、災難或危機)，以致(滙豐及瑞銀投資銀行認為)：(1)對本集團或其前景而言，具有或可能具有重大不利影響，

或可能造成損害；(2)其影響對供股而言屬於重大或可能屬於重大；或(3)損害或可能損害供股之成功進行，或使供股成為不智或不適宜進行；

(ii) 香港有關當局宣佈銀行禁制令；

(iii) 聯交所及／或紐約證交所對一般股份或證券買賣實施禁制、暫停或嚴重限制，或設定最低成交價；

(iv) 股份暫停買賣連續三個營業日或以上(因宣佈供股而暫停買賣除外)；

(v) 頒佈任何新法例，或現有法例或規例發生的任何變動，而滙豐及瑞銀投資銀行認為已經或將會對本集團整體財務狀況構成重大不利影響，

則滙豐及瑞銀投資銀行可共同，在滙豐及瑞銀投資銀行可採取的任何其他措施以外以及不影響該等措施的情況下，書面通知本公司，終止包銷協議。

倘滙豐及瑞銀投資銀行終止包銷協議，則不會繼續進行供股。倘滙豐及瑞銀投資銀行終止包銷協議，本公司將另行發出公佈。

買賣限制

大股東已向滙豐及瑞銀投資銀行承諾，在完成供股當日起計三個月內，不會，且促使其所有代名人、由彼等控制的公司以及其相關信託基金(不論個別或由彼等共同控制、直接或間接)不會借出、抵押、出售、轉讓或以其他方式處理任何股份、或由大股東實益擁有或持有的任何有關權益、或可兌換或行使以換取或可換取任何該等股份或權益的任何證券。

本公司以及大股東亦向滙豐及瑞銀投資銀行承諾，除供股股份以及根據(a)本公司任何僱員購股權計劃條款；或(b)兌換尚未行使的可換股債券而發行股份外，自供股完成當日起計三個月期間內，本公司不會配發、發行、要約或授出任何可認購任何股份的購股權或認購權證，或可兌換、可行使以換取或可換取任何該等股份或權益的任何證券。

4. 供股之條件

供股須待下列各項的事件發生，方可作實：

(i) 在記錄日期前，股東於股東特別大會通過決議案，批准供股及增加本公司的法定股本；

(ii) 於記錄日期或之前，本公司或代表本公司人士遵照公司條例的規定，向聯交所及香港公司註冊處處長分別送呈一份由所有董事或代表所有董事正式簽署的供股章程文件，連同必要的隨附文件，以供存檔及登記；

(iii) 於記錄日期或之前，向股東寄發供股章程文件，以及向合資格股東寄發暫定配額通知書及額外申請表格；

(iv) 於記錄日期或之前，聯交所上市委員會批准（視乎會否配發股份及寄發適當的所有權文件而定）未繳款供股股份及繳足股款供股股份上市及買賣（且於最後終止時間前並無撤回有關批准）；及

(v) 在最後終止時間前，包銷商根據包銷協議的責任成為無條件，且並無根據包銷協議的條款予以終止。

倘於上文所述各個日期及時間前未能達成上述任何條件（而滙豐及瑞銀投資銀行先前亦無共同豁免根據包銷協議可予豁免的事項），供股將不會繼續進行。滙豐及瑞銀投資銀行確認，除履行上述第(i)至(iii)項及第(v)項條件的時間可由彼等根據包銷協議予以豁免外，彼等不能根據包銷協議豁免上述條件。

5. 買賣股份及供股股份的風險警告

預期現有股份將自二零零四年三月十一日（星期四）起除權買賣。預期未繳款供股股份將於二零零四年三月二十四日（星期三）至二零零四年三月三十一日（星期三）止期間（包括首尾兩日）買賣。倘若包銷商終止包銷協議（參閱上文「包銷協議之終止」一段）或供股的條件未達成（參閱上文「供股之條件」一節），供股將不會進行。

由即日起至所有供股條件達成日期期間，投資者如購買或出售任何股份，以及購買或出售任何未繳款供股股份，須自行承擔風險。

投資者若有任何疑問，應諮詢專業顧問意見。

6. 供股原因及所得款項用途

本集團主要從事物業發展及提供包括運輸及設施、基建及電訊等多種服務。

繼二零零三年十月二十九日公佈所披露的本公司股份配售後（全部所得款項淨額約1,225,000,000港元已用於償還銀行貸款），董事繼續奉行以減債及加強流動資金為主的融資策略。就此而言，董事認為供股可強化本公司的資本基礎及財務狀況，以促進本公司進一步擴充現有市區土地及農地儲備的計劃，以及向政府支付改變土地用途的補地價付款。董事亦認為，供股是籌集所需資金的最恰當方式，因為可讓所有股東平等地參與本公司的未來發展。

供股所得款項淨額估計約為5,259,000,000港元(假設於記錄日期前並無尚未行使可換股債券被兌換，以及供股將發行987,817,877股供股股份)。董事擬動用供股所得款項淨額中約3,308,000,000港元，償還將於二零零四年六月九日到期的尚未行使可換股債券，餘款將部分用作向政府支付現有農地儲備改變用途的補地價付款，部分作日常營運資金。董事認為，鑒於尚未行使可換股債券換股價初步定為每股24.60港元，尚未行使可換股債券於記錄日期前被全面兌換的可能性極微。除於二零零三年十一月十一日完成的本公司股份配售，本公司於最後實際可行日期前12個月期間內，並無進行任何集資活動。

根據本公司於二零零三年六月三十日的經審核綜合資產負債表，本集團的借貸總額為37,056,000,000港元，其中32,904,000,000港元為長期借貸，4,152,000,000港元為短期借貸。

7. 可換股債券兌換價之調整

於最後實際可行日期，本金總額合共344,500,000美元的可換股債券未獲行使，假設該等尚未行使可換股債券於記錄日期前全部獲兌換為股份，將發行的供股股份數目將增加約43,414,842股供股股份。根據可轉換債券的契據，發行供股股份將構成導致可換股債券兌換價調整的事項。在記錄日期之前，將難以準確計算該項調整，因如何作出適當的調整，部分須視乎當時已發行的股份數目以及將發行的供股股份數目而定，而後者又須視乎是否有任何尚未行使可換股債券於記錄日期之前兌換成股份。本公司將會適時就適當的調整及其生效日期另行發表公佈。除尚未行使可換股債券外，本公司並無尚未行使的購股權、可轉換票據或附有股份認購權的認股權證。

8. 增加法定股本

設若供股生效，本公司的已發行股本將由2,469,544,694港元增加至3,457,362,571港元，(假設於記錄日期前並無尚未行使的可換股債券兌換為股份)或3,609,314,518港元(假設所有尚未行使的可換股債券於記錄日期前全部兌換為股份)。為促成供股、幫助本公司履行其於尚未行使可換股債券下的責任及幫助本公司日後之拓展，本公司建議增設6,700,000,000股新股份，藉以將其法定股本由3,300,000,000港元增至10,000,000,000港元。除根據供股及尚未行使可換股債券兌換而發行新股份外，董事目前無意發行該股本的任何部分。增加本公司法定股本的建議將待股東於股東特別大會上通過有關決議案批准後生效，而無需待完成供股才可作實。

9. 股東特別大會

股東特別大會將於二零零四年三月二十二日(星期一)上午十時正假座香港灣仔港灣道1號香港會議展覽中心4樓會議室406室舉行，召開大會的通告載於本通函第十八及十九頁。

本公司將於股東特別大會上提呈決議案，以批准：

(i) 增加本公司法定股本；及

(ii) 供股，惟須待通過決議案批准上述(i)後，方可作實。

所有股東均將有權於股東特別大會上就通過上述事項的決議案投票。

隨函附奉股東特別大會適用之代表委任表格。股東如欲委派代表，務請將代表委任表格按其上印列之指示填妥及盡快交回本公司之註冊辦事處，地址為香港皇后大道中18號新世界大廈30樓，且不論股東會否親身出席大會，無論如何最遲須於二零零四年三月二十日(星期六)上午十時前交回。填妥及交回代表委任表格後，股東仍可按本身意願親身出席大會或其任何續會，並於會上投票。

大股東已承諾投票，並促使大股東的附屬公司投票贊成所有擬於股東特別大會上提呈的決議案。

10. 推薦意見

董事認為，增加本公司法定股本及供股的條款就股東而言屬公平合理。故此，董事建議股東投票贊成擬於股東特別大會上提呈以批准增加本公司法定股本及供股的決議案。

11. 其他資料

待本公司股東通過擬於股東特別大會上提呈以批准增加本公司法定股本及供股的決議案後，預期本公司將於二零零四年三月二十二日(星期一)向合資格股東寄發供股章程，連同暫定配額通知書及額外申請表格。

此致

列位股東　台照

代表董事會
新世界發展有限公司
主席
拿督鄭裕彤博士
謹啟

二零零四年三月五日

新世界發展有限公司
New World Development Company Limited
(於香港註冊成立之有限公司)

茲通告新世界發展有限公司(「本公司」)謹訂於二零零四年三月二十二日(星期一)上午十時正假座香港灣仔港灣道1號香港會議展覽中心4樓會議室406室舉行股東特別大會，藉以考慮並酌情通過下列決議案(不論有否修訂)為本公司之普通決議案：

普通決議案

1. 「**動議**透過額外增設本公司股本中6,700,000,000股每股面值1.00港元的股份，將本公司法定股本由3,300,000,000港元增加至10,000,000,000港元；」

2. 「**動議**待召開股東特別大會通告所載第1項普通決議案獲通過後(會上擬提呈本決議案)：

   (A) 待香港聯合交易所有限公司(「聯交所」)批准以供股方式向本公司股東配發本公司每股面值1.00港元的未繳款及繳足股款股份(本公司於二零零四年二月十三日公佈，詳情見本公司於二零零四年三月五日向股東寄發的通函(「通函」，隨附召開股東特別大會的通告，會上擬提呈本決議案，而通告乃本通函一部分))上市及買賣後，批准本公司按照本公司就供股股份將予刊發的供股章程所載條款及條件，及本公司於二零零四年二月十三日就供股而訂立的包銷協議(「包銷協議」)條款並在其規限下，以供股方式(「供股」)發行不少於987,817,877股及不多於1,031,232,719股每股面值1.00港元的新股份(「供股股份」)(註有「A」字樣的通函副本，以及註有「B」字樣的包銷協議副本已提呈大會，並由大會主席簽署以資識別之用)；以及

   (B) 授權本公司董事根據或就供股配發及發行供股股份，惟董事可按持股比例以外的方式向本公司現有股東提呈、配發或發行相同股份，尤其是本公司董事可在考慮到香港境外任何地區的法律、任何認可監管機構或任何證券交易所規定的任何限制或責任後，就零碎配額或海外股東，作出彼等認為必要或權宜的該等豁免或其他安排；並授權本公司董事就配發及發行供股股份作出彼等認為必要的一切行動及事宜」。

承董事會命
公司秘書
梁志堅

香港，二零零四年三月五日

註冊辦事處：
香港
皇后大道中18號
新世界大廈30樓

附註：

1. 凡有權出席上述大會並於會上投票之本公司股東，均有權委任一名或以上代表代其出席，及於表決時代其投票。受委代表毋須為本公司股東。

2. 倘屬任何股份之聯名登記持有人，則任何一名該等人士均可親身或委派代表在會上就有關股份投票，猶如其為唯一有權投票者，惟倘多於一名聯名持有人親身或委派代表出席大會，則股東名冊上只有排名首位之出席人士，方有權就名下股份投票。

3. 代表委任表格連同經簽署之授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本（如有），必須於大會或其任何續會指定舉行時間最少48小時前交回本公司之註冊辦事處，地址為香港皇后大道中18號新世界大廈30樓，方為有效。填妥及交回代表委任表格後，股東仍可親身出席大會或其任何續會，並於會上投票。

4. 本公司將於二零零四年三月十五日（星期一）至二零零四年三月二十二日（星期一）止期間（包括首尾兩天）暫停辦理股份過戶登記，以釐定供股建議的配額。